SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 15, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports that Standard & Poor's Maalot Published a Full Analysis Report Regarding the Company. The company’s Credit Rating: ilAA-/Watch Negative.

PARTNER COMMUNICATIONS REPORTS THAT S&P
MAALOT PUBLISHED A FULL ANALYSIS REPORT
REGARDING THE COMPANY
THE COMPANY’S CREDIT RATING: ilAA-/Watch Negative

ROSH HA'AYIN, Israel, October 14, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that Standard & Poor's Maalot ("S&P Maalot"), has published a full analysis report regarding the Company.  The company’s credit rating is ilAA-/Watch Negative.

For further information see S&P Maalot's full Report dated October 14, 2012 on:

http://www.maalot.co.il/publications/495/OTRPar20121014152007.pdf or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission on October 15, 2012.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

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We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012 as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

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Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

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Partner Communications Co. Ltd.

Primary Credit Analyst:

Etai Rappel, Tel Aviv, (972) 3-753-9718, etai_rappel@standardandpoors.com

Secondary Analyst:

Osnat Jaeger, London, (44) 20-7176-7066, snat_jaeger@standardandpoors.com

Table Of Contents

Major Rating Factors

Rationale

CreditWatch

Business Description

Business Risk Profile: Increased Competition Versus A Solid Market Position

Financial Risk Profile: Pressure To Pay Dividends From Parent Company And Rise In Leverage Versus Cash-Generating Ability

Financial Statistics/Adjustments

Related Criteria And Research

Please note that this translation was made for the company’s use only and under no circumstances obligates Standard & Poor’s Maalot. In the case of any discrepancy with the official Hebrew version published on October 14, 2012, the Hebrew version shall apply.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Partner Communications Co. Ltd.

Major Rating Factors

Strengths:		Corporate Credit Rating

•	Ability to generate reasonable cash flow despite increasing competition.	iIAA-/Watch Neg

•	Potential to improve operating efficiency.

•	Potential growth in cellular internet and internet-based television broadcasting.

Weaknesses:

•	Increasing competition in the industry.

•	Pressure to make aggressive dividend distributions.

Rationale

The rating on Israel-based telecommunications company, Partner Communications Co. Ltd., is supported by Partner’s competitive position as one of the three leading cellular-phone operators in Israel, as reflected in its market share of 31% and a slightly higher ARPU (average revenue per user) than its competitors, as well as our assessment of room for improvement in its operating expense structure.

These positive factors are mitigated, in our opinion, by: Partner’s exposure to a leveraged ownership structure, including two holding companies, which rely on Partner’s activities to service their debt; risks associated with the increasing competition in the industry, which, we believe, will likely continue to markedly affect the company’s operating performance; and its “less than adequate” liquidity, according to our definition in light of our expectations of aggressive dividend distributions.

S&P base-case operating scenario

The jolts to the cell phone market will likely bring, in our opinion, a sharp drop in Partner’s revenues and operating results in 2012 and 2013, compared to 2011. We anticipate that this competition will continue, albeit at lower intensity, in 2013. In our opinion, Partner’s EBITDA shall reach new Israeli shekel (NIS) 1.6 billion (about $0.4 billion) in each of the years 2012 and 2013, compared to about NIS2.2 billion in 2011.

Partner’s parent company, Scailex Corp. Ltd. (ilCC/Negative), is likely to continue to require dividends from Partner to service its debt. This situation may, in our opinion, harm Partner’s liquidity. However, we anticipate an improvement in Partner’s working capital and we also acknowledge that the cancelation of Partner’s dividend policy may attest to the company’s increasing independence vis-à-vis dividends, as seen in a trend of reduced dividends from last year.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

S&P base-case cash flow and capital-structure scenario

Partner’s financial risk profile is supported by its ability to generate cash flow. We anticipate that part of its EBITDA will likely derive from a process of cost-cutting. We also believe that the company will likely reduce its investments, which will reach about NIS600 million in 2012, and about NIS450 million in 2013. This assumes there will be no tender for fourth generation frequencies.

The ratio of adjusted debt to EBITDA for the 12 months ended June 30, 2012, increased to 3.1x, and we believe this ratio will reach 3.5x at the end of 2012.

Liquidity

We assess Partner’s liquidity as “less than adequate,” according to our definition, in light of our assessment of greater than expected dividend distribution and challenging market conditions. We estimate that the ratio of sources to uses, as defined by us, in 2012 and 2013 will be about 1.1x.

We assume Partner’s sources in 2013 to be:

•	Cash at the beginning of the year of about NIS0.6 billion;

•	And cash flow from operations, estimated by us, of about NIS14 billion.

We assume Partner’s uses in 2013 to be:

•	Principal repayments of about NIS0.65 billion;

•	Capital expenditure of about NIS0.45 billion;

•	Dividend distributions, according to our current expectations, of about NIS0.4 billion;

•	And working capital (receivables securitization/factoring) of about NIS0.4 billion according to our methodological assumption on securitization.

We note that in light of the decrease in handset sales and the change in the company’s dividend policy, Partner’s liquidity situation may be better than forecast, and the company may present lower working capital needs and dividends alongside some increase in cash.

CreditWatch

We expect to resolve the CreditWatch within 90 days from September 10, 2012 (date of our last rating action). We intend to meet with the company and assess its exposure to Scailex’s situation, including its dividend distributions, its plans to manage its liquidity, and the effects of the increased competition on its future results.

We expect that a multi-notch downgrade is possible if the company does not present a clear path for improving its liquidity to a level we define as “adequate”, alongside dealing with the competitive challenges.

We could affirm the current rating if we are convinced that the company’s exposure to Scailex’s situation is limited and not expected to have a material, in our opinion, negative effect on the company, and if a clear path as aforementioned is presented, together with a clear indication regarding Partner’s ability to maintain its business position and its financial metrics at a level we regard as in line with the rating.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Business Description

The company is one of the leading telecommunications companies in Israel, operating under the Orange brand name. Partner operates in two main fields: cellular communications and fixed-line networks. The company’s cellular communications constitute the bulk of its operations in terms of revenue, and this includes all services offered on its mobile network: air time, connectivity, roaming and content services. It also offers equipment sales: handsets, tablets, data cards, modems etc. Its fixed-line network activities include telecoms services for business clients, international telecommunications, dialing cards, Internet service provider (ISP) including added value services, servers, etc. This field also includes sales of routers and telephones.

Business Risk Profile: Increased Competition Versus A Solid Market Position

The company’s business risk profile is based, in our opinion, on the following supporting factors:

•	Its established position as one of the largest players in the telecoms field in Israel. Partner is one of the three largest cell-phone operators in the country with 3.1 million subscribers as of June 30, 2012. The company also operates in the fixed-line segment through 012 Smile, and also launched an additional cell-phone brand under that name.

•	A wide range of telecoms services which is likely to expand in the coming years. In addition to the abovementioned, the company is developing a platform for IPTV (Internet protocol television) broadcasts which will allow it to offer a wider range of telecoms services when the market is fully opened to competition.

These factors are mitigated, in our opinion, by the following constraints:

•	Increasing competition from newcomers to Partner’s core field of activity, particularly since the launch of activities of Hot Mobile and Golan Telecom in May of this year. We anticipate that Partner will lose about 150,000 clients in 2012. While this does not represent a significant loss of market share at this stage, increasing subscriber loss could harm Partner’s standing in the market.

•	Change in industry structure with the entry of additional players in the field of cellular-phone communications and the opening of the television market to competition. As the television market opens up to competition, we believe triple play services (the provision of phone, Internet and television) will increase from all players which could further intensify the competition in the market.

Financial Risk Profile: Pressure To Pay Dividends From Parent Company And Rise In Leverage Versus Cash-Generating Ability

The company’s financial risk profile is based, in our opinion, on the following strengths:

•	Positive free cash flow over time. In 2011 the company had free cash flow of NIS800 million, and we expect that Partner’s free cash flow in 2012 will likely be positive, and will reach NIS700 million.

•	Potential to improve operating efficiency. Partner has the greatest room for improvement in terms of its expense structure, compared to its major competitors in cell-phone telecommunications.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

These strengths are mitigated, in our opinion, by the following factors:

•	Pressure to distribute dividends. Partner’s parent company, Scailex, is likely to continue to rely on Partner’s dividends to service its debt, which, we believe, will harm Partner’s liquidity. However we anticipate an improvement in Partner’s working capital and acknowledge that the cancelation of the company’s dividend policy could attest to its growing independence vis-à-vis dividend payments, as seen in a trend of reduced dividends from last year.

•	Relatively low, albeit increasing, level of leverage. Partner’s adjusted stand-alone debt to EBITDA (not taking Scailex’s debt into account) stood at 2.8x in 2011, compared to 1.8x in 2010, and we believe that this will likely reach 3.5x in 2012 and 2013. This level of leverage is, in our opinion, borderline with regards to the current rating.

•	Lower ARPU. In the second quarter of 2012 ARPU stood at about NIS101, a drop of NIS11 compared to the same period in 2011. Nevertheless, Partner’s ARPU is still higher than that of its competitors.

Financial Statistics/Adjustments

We made several adjustments to Partner’s reported statistics in calculating the financial metrics. The major adjustments we made to 2011 data are:

•	Debt adjustment in respect of operating lease liabilities of NIS1.1 billion.

•	Offsetting balance sheet cash, which we consider as surplus cash, from debt.

•	Neutralization of other revenues of NIS105 million from EBITDA.

•	Debt adjustment in respect of receivables factoring of NIS383 million.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Table 1

Reconciliation Of Partner Communications Co. Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)

—Fiscal year ended Dec. 31, 2011—

Partner Communications Co. Ltd. reported amounts

	Debt	Shareholders’ equity	Revenues	EBITDA	Operating income	Interest expense	Cash flow from operations	Cash flow from operations	Dividends paid	Capital expenditures
Reported	5,171.0	425.0	6,998.0	2,242.0	1,036.0	284.0	1,570.0	1,570.0	659.0	504.0

Standard & Poor’s adjustments
Trade receivables sold or securitized	383.0	—	—	—	—	15.8	(238.0)	—	—	—
Operating leases	1,098.2	—	—	66.1	66.1	66.1	185.4	185.4	—	178.1
Postretirement benefit obligations	33.8	2.3	—	—	—	3.0	19.5	19.5	—	—
Surplus cash and near cash investments	(532.0)	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	19.0	—	—	—	—	—	—
Asset retirement obligations	18.8	—	—	—	—	—	—	—	—	—
Non-operating income (expense)	—	—	—	—	10.0	—	—	—	—	—
Reclassification of interest, dividend, and tax cash flows	—	—	—	—	—	—	(223.0)	(223.0)	—	—
Reverse changes in working-capital	—	—	—	—	—	—	—	302.0	—	—
Debt - Accrued interest not included in reported debt	23.0	—	—	—	—	—	—	—	—	—
Debt - Litigation	54.0	—	—	—	—	—	—	—	—	—
EBITDA - Other	—	—	—	(105.0)	(105.0)	—	—	—	—	—
D&A - Asset Valuation gains/(losses)	—	—	—	—	349.0	—	—	—	—	—
D&A - Impairment charges/(reversals)	—	—	—	—	87.0	—	—	—	—	—
Working capital - Other	—	—	—	—	—	—	77.0	—	—	—
FFO - Other	—	—	—	—	—	—	(54.0)	(54.0)	—	—
Total adjustments	1,078.7	2.3	0.0	(19.9)	407.1	85.0	(233.1)	229.9	0.0	178.1

Standard & Poor’s adjusted amounts
	Debt	Equity	Revenues	EBITDA	EBIT	Interest expense	Cash flow from operations	Funds from operations	Dividends paid	Capital expenditures
Adjusted	6,249.7	427.3	6,998.0	2,222.1	1,443.1	369.0	1,336.9	1,799.9	659.0	682.1

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Table 2

Partner Communications Co. Ltd. — Peer Comparison

Industry Sector.

Wireless

Communications

	Partner Communications Co. Ltd.	Cellcom Israel Ltd.	Bezeq - Israel Telecommunication Corp. Ltd.	BT Croup PLC	Elisa Corp.
Rating as of Oct. 9, 2012	iIAA-/Watch Neg	iIAA-/Negative	iIAA+/Negative	BBB/Stable/A-2	BBB/Stable/A-2
	—Fiscal year ended Dec. 31, 2011—			—Fiscal year ended March 31, 2012—	—Fiscal year ended Dec 31, 2011—
(Mil. €)
Revenues	1,409.8	1,310.7	2,291.2	23,172.3	1,530.0
EBITDA	448.0	447.8	934.5	7,509.5	516.9
Operating income	289.0	297.9	619.8	3,847.7	298.6
Interest Expense	74.7	93.6	109.3	1,148.5	43.5
Net income from continuing operations	89.2	166.0	416.2	2,402.8	201.4
Funds from operations (FFO)	363.4	351.4	757.2	5,516.9	450.4
Working capital	(92.0)	(81.8)	(156.5)	(30.0)	(30.7)
Cash flow from operations	271.4	269.6	600.7	5,486.9	419.7
Capital expenditures	128.3	119.5	426.3	3,451.1	242.4
Free operating cash flow	143.1	150.1	174.4	2,035.8	177.2
Dividends paid	132.8	172.9	635.6	708.1	202.8
Discretionary cash flow	10.3	(22.8)	(461.2)	1,327.6	(25.6)
Cash and short-term investments	0.0	5.0	409.2	360.1	0.0
Debt	1,259.0	1,246.9	2,145.6	18,255.5	867.9
Equity	86.1	37.7	541.5	1,569.9	837.6
Debt and equity	1,345.1	1,284.5	2,687.1	19,825.4	1,705.5

Adjusted ratios
Annual revenue growth (%)	4.9	(3.3)	(5.1)	(3.8)	4.6
EBITDA margin (%)	31.8	34.1	40.8	32.5	33.8
EBITDA interest coverage (x)	6.0	4.8	8.6	6.5	11.9
EBIT interest coverage. (x)	3.9	3.4	6.1	3.4	7.0
Return on capital (%)	23.9	27.7	25.9	18.3	17.8
FFO/debt (%)	28.8	28.1	35.3	30.3	51.9
Cash flow from operations/debt (%)	21.4	21.6	28.0	30.1	48.4
Free operating cash flow/debt (%)	10.5	11.4	7.9	12.6	20.4

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Table 2

Partner Communications Co. Ltd. — Peer Comparison (cont.)

Discretionary cash flow/debt (%)	(0.1)	(2.5)	(21.7)	8.7	(2.9)
Discretionary cash flow/EBITDA (%)	(0.2)	(6.9)	(49.9)	21.2	(5.0)
Debt/EBITDA (x)	2.8	2.8	2.3	24	1.7
Total debt/debt plus equity (%)	93.6	97.1	79.8	92.1	50.9

Table 3

Partner Communications Co. Ltd. — Financial Summary

Industry Sector: Wireless Communications

	—Fiscal year ended Dec. 31—
	2011	2010	2009	2008	2007
Rating history	iIAA-/Negative	iIAA-/Negative	iIAA-/Stable	iIAA-/Stable	iIAA-/Positive
(Mil, NIS)
Revenues	6,998.0	6,674.0	6,079.0	6,302.0	6,113.6
EBITDA	2,222.1	2,568.9	2,290.9	2,287.1	2,068.7
Operating income	1,433.1	1,876.9	1,691.9	1,815.1	1,451.6
Interest Expense	369.0	257.0	257.3	283.8	179.4
Net income from continuing operations	443.0	1,243.0	1,141.0	1,198.0	939.8
Funds from operations (FFO)	1,799.9	2,136.1	1,974.2	1,818.2	1,768.7
Working capital	(463.0)	(153.0)	12.0	(133.5)	(186.1)
Cash flow from operations	1,336.9	1,983.1	1,986.2	1,684.7	1,582.6
Capital expenditures	682.1	678.5	1,032.0	776.7	760.0
Free operating cash flow	654.8	1,304.6	954.2	908.0	822.6
Dividends paid	659.0	1,209.0	986.0	930.0	624.0
Discretionary cash flow	(4.2)	95.6	(31.8)	(22.0)	198.6
Debt	6,249.7	4,739.8	3,360.1	3,275.6	2,827.6
Equity	427.3	626.0	1,962.0	1,732.0	1,621.4
Debt and equity	6,677.0	5,365.8	5,322.1	5,007,6	4,449.0

Adjusted ratios
Annual revenue growth (%)	4.9	9.8	(3.5)	3.1	9.0
EBITDA margin (%)	31.8	38.5	37.7	36.3	33.8
EBITDA interest coverage (x)	6.0	10.0	8.9	8.1	11.5
EBIT interest coverage (x)	3.9	7.3	6.6	6.4	8.1
Return on capital (%)	23.9	35.2	32.8	38.5	33.4
FFO/debt (%)	28.8	45.1	58.8	55.5	62.6
Cash flow from operations/debt (%)	21.4	41.8	59.1	51.4	56.0
Free operating cash flow/debt (%)	10.5	27.5	28.4	27.7	29.1
Discretionary cash flow/debt (%)	(0.1)	2.0	(0.9)	(0.7)	7.0
Discretionary cash flow/EBITDA (%)	(0.2)	3.7	(1.4)	(1.0)	9.6
Debt/EBITDA (x)	2.8	1.8	1.5	1.4	1.4
Debt/debt and equity (%)	93.6	88.3	63.1	65.4	63.6

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Ratings Detail (As Of Oct. 14, 2012)

Partner Communications Co. Ltd.

Corporate Credit Rating	iIAA-/Watch Neg
Series B	iIAA-/Watch Neg
Series C	iIAA-/Watch Neg
Series D	iIAA-/Watch Neg
Series E	iIAA-/Watch Neg

Corporate Credit Ratings History

19-Oct-2010	iIAA-/Negative
15-Oct-2009	iIAA-/Stable
14-July-2009	iIAA-/Watch Dev
24-March-2009	iIAA-/Watch Pos

Debt Maturities (Mil. NIS)

As Of June 30, 2012
2012: 13
2013: 656
2014: 612
2015: 612
2016: 2,848

Related Criteria And Research

•	Criteria | Corporates | General: Methodology And Assumptions: Standard & Poor’s Standardizes Liquidity Descriptors For Global Corporate Issuers, Sept. 28, 2011

•	Criteria | Corporates | Industrials: Key Credit Factors: Business And Financial Risks In The Global Telecommunication, Cable, And Satellite Broadcast Industry, Jan. 27, 2009

These articles may be found on Standard & Poor’s website, www.standardandpoors.com.

Standard & Poor’s Maalot | October 14, 2012

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Partner Communications Co. Ltd.

Standard & Poor’s Maalot ratings are based on information received from the Company and from other sources that Standard & Poor’s Maalot believes to be reliable. Standard & Poor’s Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor’s Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor’s Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor’s Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor’s Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor’s Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

Standard & Poor’s Maalot | October 14, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: October 15, 2012

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